Exhibit 99.8

FOR IMMEDIATE RELEASE

TOTAL FINA ELF S.A. 2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	Atofina Inaugurates a New Polypropylene Unit in Feluy, Belgium
Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

ATOFINA
4/8, cours Michelet
92800 Puteaux - France
Fax : 33 (1) 49 00 80 50

Marie-Pierre GALHAUT
Tel. : 33 (6) 20 19 24 30

Gilles GALINIER
Tel. : 33 (1) 49 00 70 07

Patrick HAEMERS
Tel. 32 475 66 07 86

www.atofina.com	Paris — May 31, 2002 — Atofina, TotalFinaElf’s chemicals business, inaugurated a new polypropylene production unit in Feluy, Belgium on Friday, May 31. With a production capacity of 380,000 metric tons a year, the new unit is the biggest in the world to date. It takes the facility’s total polypropylene production capacity to 800,000 metric tons a year, consolidating Atofina’s leading position in the European petrochemical industry. TotalFinaElf’s petrochemical strategy is to concentrate growth at large facilities to improve their competitiveness.

Commissioned in March 2002, the unit enables the range of products manufactured onsite to be extended and their properties to be improved, particularly fluidity, rigidity and impact resistance. It has also been designed to deploy the innovative metallocene catalyst technology developed by the Atofina Research laboratories near the plant.

Polypropylene has a broad array of applications and is used in particular in the manufacture of food-grade films, fibers for disposable diapers and carpets, yogurt containers, plastic plates and cups, garden accessories and toys. It is also used extensively in the automotive industry, particularly for bumpers and dashboards.

Atofina Feluy has 525 employees and has operated at the Feluy complex since 1970. It produces polyethylene, polypropylene and polystyrene, with a total capacity of 1.1 million metric tons a year. It is supplied with raw materials by pipeline from TotalFinaElf plants in Antwerp.
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